UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940, as amended (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Sagard Private Income Fund Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

280 Park Avenue, 34th Floor West

New York, New York 10017

Telephone number (including area code): (212) 380-5605

Name and address of agent for service of process:

Dev Gopalan

Sagard Private Income Fund Inc.

280 Park Avenue, 34th Floor West

New York, New York 10017

Check one of the following:

☒

The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: October 28, 2026.

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Maryland and with its principal place of business in the State of New York; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and State of New York on the 29th day of October, 2026.

Sagard Private Income Fund Inc.

By:	/s/ Dev Gopalan
Name: Dev Gopalan
Title: President and Chief Executive Officer

Attest:	/s/ Puja Kumar
Name: Puja Kumar
Title: Corporate Secretary

[Signature Page to SPIF Form N-54A]